

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

<u>Via Facsimile</u>
Robert Landau, CEO
Pacific Gold Corp.
848 N. Rainbow Blvd. #2987
Las Vegas, Nevada 89107

      Re: Pacific Gold Corp.
            Form 8-K
            Filed April 20, 2011
            Form 8-K/A
            Filed May 9, 2011
            Commission File No.: 0-32629

Dear Mr. Landau:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Brad Skinner

                       Brad Skinner
                       Senior Assistant Chief Accountant